

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2022

Benjamin Miller
Chief Executive Officer
Rise Companies Corp.
11 Dupont Circle NW, 9th Floor
Washington, DC 20036

      Re: Rise Companies Corp
          Amended Offering Statement on Form 1-A
          Filed August 2, 2022
          File No. 024-11149

Dear Mr. Miller:

      This is to advise you that we do not intend to review your amendment.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Melanie Singh at 202-551-3269 or Ruairi Regan at 202-551-3269 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Real Estate & Construction

cc: Mark Schonberger, Esq.